                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                         SUMMIT BROKERAGE SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   86601N-10-1
                                 (CUSIP Number)
                                       --
                                                       With Copy to:
          Marshall T. Leeds                        Sandra C. Gordon, Esq.
980 North Federal Highway, Suite 310              Greenberg Traurig, P.A.
      Boca Raton, Florida 33432              450 South Orange Avenue, Suite 650
           (561) 338-2860                          Orlando, Florida 32801
                                                       (407) 420-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                               (Page 1 of 5 Pages)




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                                  SCHEDULE 13D
-------------------------                                      -----------------
CUSIP No. 86601N-10-1                                          Page 2 of 5 Pages
-------------------------                                      -----------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MARSHALL T. LEEDS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [  ]
                                                                    (b)   [  ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    8,841,595 (See Notes 1 and 2)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,600,000 (See Note 1)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,600,000 (See Notes 1 and 3)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          54.41% (See Note 3)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


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                                  SCHEDULE 13D
-------------------------                                      -----------------
CUSIP No. 86601N-10-1                                          Page 3 of 5 Pages
-------------------------                                      -----------------


(1) Does not include currently exercisable options granted to Mr. Leeds as of March 22, 2002 for 7,000,000 shares, of which 6,400,000 options remain unexercised.

(2) Includes 3,241,595 currently outstanding shares owned by another affiliate of the Issuer with respect to which Mr. Leeds has voting power.

(3) If the 3,241,595 currently outstanding shares with respect to which Mr. Leeds has voting power referred to in Note 2 are included and the options to purchase 6,400,000 shares referred to in Note 1 are exercised, then the aggregate amount beneficially owned by Mr. Leeds would be 15,241,595, and the percentages of the class would be 85.91% (percentage of outstanding shares with power to vote) 71.89% (percentage of new outstanding share total that would be owned if all options were exercised by Leeds), and 91.32% (percentage of new outstanding share total with power to vote if all options were exercised by Leeds).




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                                  SCHEDULE 13D
-------------------------                                      -----------------
CUSIP No. 86601N-10-1                                          Page 4 of 5 Pages
-------------------------                                      -----------------


                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission, as subsequently amended (the "Prior Report") with respect to the common stock ("Common Stock") of Summit Brokerage Services, Inc. (the "Company" or the "Issuer").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Leeds holds an option for 7,000,000 shares of common stock of the Issuer. On June 27, 2002, Mr. Leeds purchased 600,000 shares of common stock through partial exercise of such option, at purchase price of $.25 per share for total consideration of $150,000. Mr. Leeds used his personal funds for the purchase.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Mr. Leeds purchased the securities for the purpose of providing the Issuer with needed capital. Mr. Leeds expects to consider plans or proposals which relate to or could result in the following, although, except as identified above, he does not currently have any specific plans with respect to any such matter: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) changes in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) material changes in the present capitalization or dividend policy of the Company, (e) other material changes in the Company's business or corporate structure, or (f) other action similar to those enumerated above.

         Mr. Leeds does not have or expect to consider any plans or proposals which relate to the Common Stock or any other class of securities of the
Company: (a) being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (b) becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act or 1934; or (c) being subject to any similar such action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The acquisition of the 600,000 shares by partial option exercise resulted in Mr. Leeds owning approximately 54.41% of the outstanding Common Stock. Mr. Leeds also holds a currently exercisable option to purchase 6,400,000 shares of Common Stock remaining available under the option for an exercise price of $.25 per share. The exercise of the option would result in Mr. Leeds owning approximately 71.89% of the resulting outstanding Common Stock.

                  (b) Mr. Leeds has the power to direct the vote of an aggregate of 8,841,595 of the outstanding shares of Common Stock, or approximately 85.91%, which amount consists of 5,600,000 shares of Common Stock owned by Mr. Leeds, and 3,241,595 shares of Common Stock owned by Richard Parker with respect to which Mr. Leeds has the power to vote pursuant to the Voting Agreement described in previous Schedule 13D filings.

                  Mr. Leeds currently has the sole power to dispose, or to direct the disposition of, 5,600,000 shares of Common Stock.



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                                  SCHEDULE 13D
-------------------------                                      -----------------
CUSIP No. 86601N-10-1                                          Page 5 of 5 Pages
-------------------------                                      -----------------


                                    SIGNATURE



After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2002                    /s/ Marshall T. Leeds
                                       -----------------------------------------
                                           Marshall T. Leeds